UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CORCEPT THERAPEUTICS INCORPORATED
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

218352102
(CUSIP Number)

Patrick G. Enright
Managing Member
Longitude Capital Partners, LLC
800 El Camino Real, Suite 220
Menlo Park, CA  94025
(650) 854-5700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2011
(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 218352102
(1)	Name of Reporting Persons	Longitude Capital Partners, LLC
(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	OO1
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:
(7)	Sole Voting Power	None
(8)	Shared Voting Power	15,694,991[2]
(9)	Sole Dispositive Power	None
(10)	Shared Dispositive Power	15,694,991[2]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	15,694,991[2]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	18.02%[3]
(14)	Type of reporting person (See Instructions)	OO

1.	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2.	Consists of 12,576,929 shares of Common Stock and warrants to purchase 3,118,062 shares of Common Stock.
3.
The percentage was calculated based upon 87,080,040 shares of common stock, as follows: according to the Issuer’s Prospectus Supplement dated January 21, 2011, there would be 83,961,978 shares of Common Stock outstanding if the Issuer completed the transaction described therein including the sale of additional shares pursuant to the underwriters’ over-allotment option, which the Issuer closed on January 26, 2011, including the exercise in full of the underwriters’ over-allotment option in full.  For purposes of calculating the percentage, the Reporting Persons added the 3,118,062 shares of Common Stock underlying warrants held by the Reporting Persons that are exercisable within 60 days of the calculation date.

SCHEDULE 13D

CUSIP NO. 218352102
(1)	Name of Reporting Persons	Longitude Venture Partners, L.P.
(2)	Check the Appropriate Box If a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of funds (See Instructions)	OO1
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:
(7)	Sole Voting Power	None
(8)	Shared voting power	15,694,991[2]
(9)	Sole Dispositive Power	None
(10)	Shared Dispositive Power	15,694,991[2]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	15,694,991[2]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	18.02%[3]
(14)	Type of Reporting Person (See Instructions)	PN

1.	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2.	Consists of 12,576,929 shares of Common Stock and warrants to purchase 3,118,062 shares of Common Stock.
3.
The percentage was calculated based upon 87,080,040 shares of common stock, as follows: according to the Issuer’s Prospectus Supplement dated January 21, 2011, there would be 83,961,978 shares of Common Stock outstanding if the Issuer completed the transaction described therein including the sale of additional shares pursuant to the underwriters’ over-allotment option, which the Issuer closed on January 26, 2011, including the exercise in full of the underwriters’ over-allotment option in full.  For purposes of calculating the percentage, the Reporting Persons added the 3,118,062 shares of Common Stock underlying warrants held by the Reporting Persons that are exercisable within 60 days of the calculation date.

SCHEDULE 13D

CUSIP NO. 218352102
(1)	Name of Reporting Persons	Longitude Capital Associates, L.P.
(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	OO1
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:
(7)	Sole Voting Power	None
(8)	Shared Voting Power	15,694,991[2]
(9)	Sole Dispositive Power	None
(10)	Shared Dispositive Power	15,694,991[2]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	15,694,991[2]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	18.02%[3]
(14)	Type of reporting person (See Instructions)	PN

1.	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2.	Consists of 12,576,929 shares of Common Stock and warrants to purchase 3,118,062 shares of Common Stock.
3.
The percentage was calculated based upon 87,080,040 shares of common stock, as follows: according to the Issuer’s Prospectus Supplement dated January 21, 2011, there would be 83,961,978 shares of Common Stock outstanding if the Issuer completed the transaction described therein including the sale of additional shares pursuant to the underwriters’ over-allotment option, which the Issuer closed on January 26, 2011, including the exercise in full of the underwriters’ over-allotment option in full.  For purposes of calculating the percentage, the Reporting Persons added the 3,118,062 shares of Common Stock underlying warrants held by the Reporting Persons that are exercisable within 60 days of the calculation date.

SCHEDULE 13D

CUSIP NO. 218352102
(1)	Name of Reporting Persons	Patrick G. Enright
(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	OO1
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person with:
(7)	Sole Voting Power	103,542[2]
(8)	Shared Voting Power	15,798,533[3]
(9)	Sole Dispositive Power	103,542[2]
(10)	Shared Dispositive Power	15,798,533[3]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	15,798,533[3]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	18.12%[4]
(14)	Type of reporting person (See Instructions)	IN

1.	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2.
Consists of options to purchase 103,542 shares of Common Stock issued to Mr. Enright.  Mr. Enright shares pecuniary interest in the shares underlying the options with the other Reporting Persons pursuant to a contractual relationship.  In addition, Mr. Enright may confer with the other Reporting Persons covered by this Amendment No. 2 prior to making any decisions relating to the voting or disposition of the options or the shares underlying the options.  Mr. Enright disclaims beneficial ownership in the shares underlying the options except as to the Reporting Person’s pecuniary interest in such shares.

3.	Consists of 12,576,929 shares of Common Stock, warrants to purchase 3,118,062 shares of Common Stock and options to purchase 103,542shares of Common Stock.
4.
The percentage was calculated based upon 87,183,582 shares of common stock, as follows: according to the Issuer’s Prospectus Supplement dated January 21, 2011, there would be 83,961,978 shares of Common Stock outstanding if the Issuer completed the transaction described therein including the sale of additional shares pursuant to the underwriters’ over-allotment option, which the Issuer closed on January 26, 2011, including the exercise in full of the underwriters’ over-allotment option in full.  For purposes of calculating the percentage, Mr. Enright added the 3,118,062 shares of Common Stock underlying warrants held by the Reporting Persons and the 103,542 shares of Common Stock underlying the options held by Mr. Enright that are exercisable within 60 days of the calculation date.

SCHEDULE 13D

CUSIP NO. 218352102
(1)	Name of Reporting Persons	Juliet Tammenoms Bakker
(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	OO1
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person with:
(7)	Sole Voting Power	None
(8)	Shared Voting Power	15,694,991[2]
(9)	Sole Dispositive Power	None
(10)	Shared Dispositive Power	15,694,991[2]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	15,694,991[2]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	18.02%[3]
(14)	Type of reporting person (See Instructions)	IN

1.	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2.	Consists of 12,576,929 shares of Common Stock and warrants to purchase 3,118,062 shares of Common Stock.
3.
The percentage was calculated based upon 87,080,040 shares of common stock, as follows: according to the Issuer’s Prospectus Supplement dated January 21, 2011, there would be 83,961,978 shares of Common Stock outstanding if the Issuer completed the transaction described therein including the sale of additional shares pursuant to the underwriters’ over-allotment option, which the Issuer closed on January 26, 2011, including the exercise in full of the underwriters’ over-allotment option in full.  For purposes of calculating the percentage, the Reporting Persons added the 3,118,062 shares of Common Stock underlying warrants held by the Reporting Persons that are exercisable within 60 days of the calculation date.

Introductory Note:

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed to amend the initial statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Corcept Therapeutics Incorporated, a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D dated as of February 6, 2009 (“Amendment No. 1”).  All capitalized terms used but not defined herein shall have the meanings set forth in the Original Schedule 13D.  The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below and in Amendment No. 1, the Original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background.

Longitude Capital is a limited liability company organized under the laws of the State of Delaware.  LVP and LCA are each limited partnerships organized under the laws of the State of Delaware.  Mr. Enright and Ms. Tammenoms Bakker are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to include the following paragraphs at the end of the Item as amended and restated in Amendment No. 1:

On April 21, 2010, LVP and LCA entered into a Warrant Purchase Agreement (the “2010 WPA”) with the Issuer and the other purchasers named therein (the “2010 WPA Purchasers”). Pursuant to the 2010 WPA, LVP used $1,394,086 of investment funds provided to LVP by its investors to acquire 839,811 shares of Common Stock and LCA used $27,943 of investment funds provided by its limited partners to acquire 16,833 shares of Common Stock, by exercising outstanding warrants to purchase those shares at an exercise price equal to $1.66 per share.  In addition, under the 2010 WPA, LVP and LCA, together with the other 2010 WPA Purchasers, agreed to purchase new warrants to purchase shares of Common Stock.  Accordingly, LVP acquired new warrants to purchase 839,811 shares of Common Stock and LCA acquired new warrants to purchase 16,833 shares of Common Stock at a price of $0.125 per share of common stock underlying the warrants.  The new warrants have an exercise price per share of $2.96.

In connection with the 2010 WPA, on April 21, 2010 LVP and LCA and the other 2010 WPA Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”), with the Issuer.  Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC on or prior to May 31, 2010 for purposes of registering the resale of the shares underlying the warrants and any shares of common stock issued as a dividend or other distribution with respect to the such shares.  The Issuer filed the registration statement on May 18, 2010 and it was declared effective by the SEC on June 4, 2010.

On January 21, 2011, LVP used $2,867,526 of investment funds provided to LVP by its investors to acquire 735,263 shares of Common Stock, and LCA used $57,474 of investment funds provided to LCA by its limited partners to acquire 14,737 shares of Common Stock.  These shares were purchased at a price of $3.90 per share as part of the public Common Stock offering which the Issuer priced on that date.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The purpose of the acquisition of all of the shares of Common Stock and the Warrants by the Reporting Persons is general investment purposes.  In addition, the Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of Common Stock or other securities of the Issuer or further investments in the Issuer.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

Except as set forth in the Original Schedule 13D, as amended, the Reporting Persons have made no proposal, and have entered into no agreement, which would be related to or would result in any of the events or matters described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)  According to the prospectus supplement filed by the Issuer dated January 21, 2011, there would be 83,961,978 shares of Common Stock outstanding upon completion of the offering described therein, assuming full exercise by the underwriters of the over-allotment offering.  On January 26, 2011, the Issuer issued a press release announcing the completion of the offering, including the full exercise of the over-allotment option.  LVP is the record holder of 12,406,033 shares of Common Stock and Warrants to purchase 3,091,479 shares of Common Stock, and LCA is the record holder of 170,896 shares of Common Stock and Warrants to purchase 26,583 shares of Common Stock, representing, in the aggregate, approximately 18.02% of the issued and outstanding shares of Common Stock assuming the exercise of the Warrants issued to LVP and LCA.  LVP and LCA reallocate their holdings of securities among themselves and may be deemed to hold securities on an aggregated basis.  Longitude Capital, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them.  The Reporting Individuals are each managing members of Longitude Capital, and share the decision making power of Longitude Capital.  Patrick G. Enright of holds options to purchase 130,000 shares of Common Stock.  Of such options 103,542 have vested or will vest within 60 days of the date of this Amendment No. 2.  The remainder of the options vest pursuant to varying vesting schedules but in any event will be fully vested no later than April 1, 2012.  Mr. Enright shares pecuniary interest in the shares underlying the options with other individuals pursuant to a contractual relationship.  Mr. Enright disclaims beneficial ownership in the shares underlying the options except as to Mr. Enright’s pecuniary interest in such shares.

(b)  LVP, LCA and Longitude Capital have shared power to vote and dispose of 15,694,991 shares of Common Stock (giving effect to the shares of Common Stock underlying the Warrants).  Patrick G. Enright and Juliet Tammenoms Bakker, managing members of Longitude Capital, may be deemed to have shared voting and dispositive power with respect to such shares.  Mr. Enright holds sole dispositive and voting power with respect to 103,542 shares of Common Stock underlying vested options issued to Mr. Enright.

(c)  On January 21, 2011, LVP used $2,867,526 of investment funds provided to LVP by its investors to acquire 735,263 shares of Common Stock, and LCA used $57,474 of investment funds provided to LCA by its limited partners to acquire 14,737 shares of Common Stock.  These shares were purchased at a price of $3.90 per share as part of the public Common Stock offering which the Issuer priced on that date.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes.

Item 7.	Materials To Be Filed As Exhibits

The following exhibits are added to Item 7 of the Original Schedule 13D:

Exhibit D:	Joint Filing Agreement between and among the Reporting Persons dated as of April 3,2008 (incorporated by reference to the Original Schedule 13D).

Exhibit E:
Form of Warrant issued in connection with the Warrant Purchase Agreement dated as of April 21, 2010 by and among Corcept Therapeutics Incorporated and the purchasers named therein (incorporated by reference to Exhibit 4.1 to the Current Report dated April 21, 2010 filed by the Issuer).

Exhibit F:
Registration Rights Agreement dated as of April 21, 2010 by and among Corcept Therapeutics Incorporated and the investors signatory thereto (incorporated by reference to Exhibit 4.2 to the Current Report dated April 21, 2010 filed by the Issuer).

Exhibit G:
Warrant Purchase Agreement dated as of April 21, 2010 by and among Corcept Therapeutics Incorporated and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Current Report dated April 21, 2010 filed by the Issuer).

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated:  February 11, 2011

LONGITUDE VENTURE PARTNERS, L.P.

		By:	LONGITUDE CAPITAL PARTNERS, LLC
		Its:	General Partner

By:	/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
	Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

		By:	LONGITUDE CAPITAL PARTNERS, LLC
		Its:	General Partner

By:	/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
	Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

		By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member